Skadden, Arps, Slate, Meagher & Flom

Partners	世達國際律師事務所	AFFILIATE OFFICES
Geoffrey Chan *		_______
Shu Du *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
Andrew L. Foster *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
Chi T. Steve Kwok *	________	HOUSTON
Edward H.P. Lam ♦*		LOS ANGELES
Haiping Li *	TEL: (852) 3740-4700	NEW YORK
Rory McAlpine ♦	FAX: (852) 3740-4727	PALO ALTO
Jonathan B. Stone *	www.skadden.com	WASHINGTON, D.C.
Kai Sun		WILMINGTON
Paloma P. Wang		________
♦ (Also Admitted in England & Wales)		BEIJING
* (Also Admitted in New York)		BRUSSELS
FRANKFURT
LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

August 25, 2022

VIA EDGAR

Mr. Donald Field

Ms. Taylor Beech

Mr. Blaise Rhodes

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ZKH Group Limited (CIK No. 0001862044) Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on July 12, 2022

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:

On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 26, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 12, 2022 (the “Draft Registration Statement”).

Securities and Exchange Commission

August 25, 2022

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2022 and comparable financial data for the same period in 2021, and (ii) other information and data to reflect recent developments.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated July 26, 2022

Draft Registration Statement on Form F-1 Submitted July 12, 2022

Cover Page

1.	We reissue our prior comment 3 in part. Please quantify the proceeds from the issuance of Series F Convertible Notes that was transferred between you and your subsidiaries. Make conforming changes in your prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 8 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91

2.	We have reviewed your response to comment 7 noting GMV represents sales on a gross basis under both the sales model and marketplace model even though sales are recognized on a net basis under the marketplace model under U.S. GAAP. Please tell us how you determined that the disclosure of this measure does not result in a tailored recognition and measurement method. Refer to Question 100.04 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully advises the Staff that the presentation of GMV was not included with the intent to tailor revenue recognition and measurement methods. Rather, GMV was disclosed because it is a key operating metric that the Company’s management uses to manage its business and, therefore, material to investors.

Securities and Exchange Commission

August 25, 2022

As disclosed on page ii of the Revised Draft Registration Statement, GMV represents the total transaction value of orders placed on our platform and shipped to customers, net of the returned amount. GMV provides a measure of overall volume of transactions that took place on the Company’s platform in a given period. GMV enables the Company to assess transaction volume in total and on an individual customer basis under both product sales and marketplace models. To the best of the Company’s knowledge, other industry players also use GMV as an operating metric for the measurement of their business performance. While GAAP defines revenue as economic inflows of an entity from its delivering goods or rendering services to customers. GMV and revenue are different measures. GMV is generated from the Company’s operating system but not accounting system, which is not calculated by using revenue as an input or reference, or by making adjustments to revenue.

The Company believes GMV as constructed is an operating metric that is not within the scope of Item 10(e) of Regulation S-K, pursuant to which operating measures are not non-GAAP financial measures.

3.	We note your response to our prior comment 9. Please disclose your response in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 38, 93 and 94 of the Revised Draft Registration Statement. The Company notes that certain portion of its response to the Staff’s prior comment 9 are mitigating factors. The Company has not added such mitigating factors to the risk factor on page 38, but has addressed them on pages 93 and 94 of the Revised Draft Registration Statement.

General

4.	We note your disclosure throughout your filing that your business strategy includes expansion into overseas markets. We also note the information on slide 19 of your “testing the waters” materials regarding the “untapped and massive” market in certain overseas territories. Please include such disclosure in your filing, or tell us why you are not required to do so.

The Company respectfully advises the Staff that slide 19 of the Company’s “testing the waters” is meant to demonstrate the great potential of the untapped and massive MRO procurement service market in China by drawing a comparison of the market size and yearly revenue between China and the other overseas markets, instead of illustrating the Company’s overseas expansion plan or status. The Company has disclosed its overseas expansion strategy under “Business—Our Strategies—Expand into overseas market” on page 126 of the Revised Draft Registration Statement, which remains unchanged and accurate as of the date of the Revised Draft Registration Statement. Currently, the Company does not have any material, specific plan that would warrant additional disclosure.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via email at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited

Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Mr. Ethan Yuxin Chen, Esq., Partner, Kirkland & Ellis International LLP

Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP